UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rudolph Technologies, Inc.

(Name of Issuer)

Common Stock, $.001

(Title of Class of Securities)

781270 10 3

(CUSIP Number)

Stanley D. Piekos, Chief Financial Officer
August Technology Corporation
4900 West 78th Street
Bloomington, Minnesota 55435
(952) 820-0080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781270 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) August Technology Corporation 41-1729485

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,591,343 (includes 362,916 shares underlying exercisable options)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,591,343 (includes 362,916 shares underlying exercisable options)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule”) relates to the shares of Common Stock, par value $.001 per share, of Rudolph Technologies, Inc., a Delaware corporation (“Rudolph”).  The address of the principal executive offices of Rudolph is One Rudolph Technologies Road, Flanders, New Jersey 07836.

Item 2.	Identity and Background

(a) - (c) and (f)   This Schedule is being filed by August Technology Corporation, a Minnesota corporation (“August”), with its principal executive offices located at 4700 West 78th Street, Bloomington, Minnesota 55435.  August is a provider of automated defect detection and product characterization systems for microelectronic device manufacturers, selling its systems to microelectronic device manufacturers through the world within the markets of semiconductors, advanced packaging applications, optoelectronics, MEMS, data storage and other emerging markets.

The (i) name, (ii) business address, (iii) present principal occupation or employment and (v) citizenship of each director and executive officer of August are set forth on Annex A hereto and incorporated herein by reference.

(d) – (e)  During the last five years, neither August, nor, to August’s knowledge, any of the individuals referred to in Annex A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for August to enter into an Agreement and Plan of Merger with Rudolph and NS Merger Sub, Inc., a Minnesota Corporation (“Merger Sub”), dated June 27, 2005 (the “Merger Agreement”), certain shareholders of Rudolph, who are identified on Annex B hereto (the “Rudolph Shareholders”), each entered into a Parent Stockholder Voting Agreement with August dated as of June 27, 2005 (the “Voting Agreement”).  August did not pay any consideration to the Rudolph Shareholders in connection with the execution and delivery of the Voting Agreement.  Copies of the Merger Agreement and a form of the Voting Agreement are filed as Exhibits 1 and 2 to this Schedule, respectively.

Item 4.	Purpose of Transaction

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, August entering into the Merger Agreement, which provides that August will be merged with and into Merger Sub, and Merger Sub will continue as the surviving corporation as a wholly-owned subsidiary of Rudolph.  Subject to the terms and conditions of the Merger Agreement, each August shareholder may elect to receive either $10.50 per share in cash or $10.50 per share in Rudolph stock (based upon the exchange ratio set forth in the Merger Agreement of 0.7625x, which was calculated using the closing price of Rudolph’s common stock on The Nasdaq National Market on June 27, 2005), reflecting aggregate consideration of approximately $193 million.  Each August shareholder will have the option to elect to receive cash or stock, subject to pro-ration and allocation, based on the total amount of cash and total number of shares of Rudolph stock available for distribution in connection with the Merger.  The transaction is conditioned on obtaining requisite shareholder approvals from the shareholders of each of Rudolph and August, necessary regulatory clearances and other customary closing conditions, including the receipt of legal opinions that the transaction will qualify as a “reorganization” under the Internal Revenue Code.

Pursuant to the Voting Agreement, the Rudolph Shareholders, who collectively own 3,591,343 shares of common stock of Rudolph as set forth in Annex B and which represents 20.8% of the common stock deemed to be outstanding pursuant to Rule
13d-3(d)(1), have agreed to vote (or cause to be voted) their shares of Rudolph common stock (i) in favor of the approval of the Merger Agreement and any actions contemplated by the Merger Agreement and (ii) against approval of any proposal made in opposition to, or in competition with, the transactions contemplated by the Merger Agreement, (iii) against any actions (other than those contemplated by the Merger Agreement) for the merger, consolidation, sale or lease of assets, reorganization, liquidation, change in the capitalization or corporate structure of Rudolph or any other action that would interfere with the actions contemplated by the Merger Agreement; and (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of Rudolph or any of its subsidiaries.  The Rudolph Shareholders cannot sell, transfer or otherwise dispose of the shares subject to the Voting Agreement unless the transferee becomes a party to the Voting Agreement.  In addition, the Rudolph Shareholders cannot transfer the shares into a voting trust or enter into an arrangement whereby the voting rights would be transferred.

The Voting Agreement terminates on the earlier of (i) such date and time as the Merger Agreement shall have been validly terminated in accordance with its terms and conditions, or (ii) such date and time as the Merger shall become effective in accordance with its terms and conditions.

The purpose of the Voting Agreement is to enable August and Rudolph to consummate the transactions contemplated by the Merger Agreement.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of the date of this Schedule, as a result of the Voting Agreement, August may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,591,343 shares of Rudolph common stock held by the Rudolph Shareholders (see Annex B), which represents approximately 20.8% of the shares of Rudolph common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

(c)  Except as set forth or incorporated herein, neither August nor, to August’s knowledge, any of the individuals referred to in Annex A has effected any transaction in Rudolph common stock during the past sixty (60) days.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreement, to the knowledge of August, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and Annex A or between such persons and any other person with respect to the securities of Rudolph, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement and Plan of Merger dated June 27, 2005 by and among Rudolph Technologies, Inc., NS Merger Sub, Inc. and August Technology Corporation
Exhibit 2 – Form of Parent Stockholder Voting Agreement by and between August Technology Corporation and certain shareholders of Rudolph Technologies, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUGUST TECHNOLOGY CORPORATION

July 7, 2005
Date

/s/ Stanley D. Piekos
Signature
Stanley D. Piekos Chief Financial Officer
Name/Title

ANNEX A

Set forth below are the executive officers and directors of August Technology Corporation with their business address and present principal occupation.  The persons named below are citizens of the United States.

DIRECTORS

Name	Business Address	Present Principal Occupation

Jeffrey L. O’Dell	August Technology Corporation 4900 West 78th Street Bloomington, MN 55435	Chief Executive Officer & Chairman of August Technology Corporation

Lynn J. Davis	August Technology Corporation 4900 West 78th Street Bloomington, MN 55435	President & Chief Operating Officer of August Technology Corporation

James A. Bernards	Facilitation, Inc. 7200 Metro Boulevard Edina, MN 55419	President of Facilitation, Inc.

Michael W. Wright	Entegris, Inc. 3500 Lyman Boulevard Chaska, MN 55318	Chief Operating Officer of Entegris, Inc.

Roger E. Gower	Micro Component Technology, Inc. 2340 W. County Road C St. Paul, MN 55113	President, CEO & Chairman of Micro Component Technology, Inc.

Linda Hall Whitman	MinuteClinic, Inc. 333 Washington Ave. N., Suite 5000 Minneapolis, MN 55401	Chief Operating Officer of MinuteClinic, Inc.

EXECUTIVE OFFICERS*

(Who are not Directors)

Name	Present Principal Occupation

Stanley D. Piekos	Chief Financial Officer
Scott A. Gabbard	Chief Accounting Officer and Vice President, Finance
Jeffrey T. Nelson	Vice President, Manufacturing
D. Mayson Brooks	Vice President, Global Sales & Field Operations
Cory M. Watkins	Chief Technology Officer
Michael P. Plisinksi	Vice President, Engineering
Ardelle R. Johnson	Vice President, Strategic Marketing

*The principal occupation and business address for each executive officer is with August Technology Corporation, 4900 West 78th Street, Bloomington, MN 55435.

 ANNEX B

The Rudolph Technologies Shareholders who are parties to the Voting Agreement are identified below, along with the Rudolph Technologies common stock held by each and covered by this Schedule:

Party to Voting Agreement	Shares	Option Shares(1)	Total Shares(1)

Paul F. McLaughlin	540,387	362,916	903,303
Liberty Partners Holdings 11, L.L.C.	2,688,040	0	2,688,040

Totals	3,228,427	362,916	3,591,343

(1)                 Includes shares underlying options that are exercisable within sixty (60) days of the date of this Schedule.